

Mail Stop 3720

February 28, 2008

Mr. Willem Ackermans
Chief Financial Officer
Elephant Talk Communications, Inc.
438 East Katella Avenue
Suite 217
Orange, CA 92867

>   **Re: Elephant Talk Communications, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed April 16, 2007**
>
>   **Forms 10-QSB for Fiscal Quarter Ended September 30, 2007**
>   **File No. 0-30061**

Dear Mr. Ackermans:

         We have reviewed your supplemental response letter dated December 7, 2007 as well as your filings and have the following comment. As noted in our comment letter dated October 25, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Note 9. Acquisition of Elephant Talk Communications Europe Holding AG, page 8

1. We note your response to prior comment 10. You state that you based the economic useful lives of your acquired assets on standard industry lives found in the telecommunications business. You should account for intangible assets based on the useful lives particular to your company, and not an industry standard. We note that your customer contracts, licenses and interconnect assets are the most material assets of your company. Please provide an analysis of the estimated useful lives of these assets using the guidance in paragraphs 11 through 13 of SFAS No. 142.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director